SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                           CERTIFICATE
Cinergy Corp.                              OF
File No.  70-8521                          NOTIFICATION

(Public Utility Holding Company Act of 1935)

    With reference to the transactions proposed in the Declaration on Form U-1, as amended (the "Declaration"), of Cinergy Corp. ("Cinergy") in the above proceeding and the Commission's orders with respect thereto dated March 12, 1996 (Rel. No. 35-26488) and January 11, 1995 (Rel. No. 35-26215),
Cinergy Services, Inc. hereby notifies the Commission that:

1. The maximum aggregate amount at any one time outstanding during the calendar quarter ended September 30, 1997 ("Third Quarter 1997") of all Cinergy short-term financing arrangements authorized by the Commission in File No. 70-8521 - namely, (a) all new borrowings or reborrowings by Cinergy under the two Barclays Credit Agreements,/1/ (b) all commercial paper issued and sold by Cinergy, and (c) all letters of credit obtained by Cinergy - was $562 million.

2. Information with respect to borrowings or reborrowings by Cinergy under the $500 Million Barclays Credit Agreement during the Third Quarter 1997:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity

    7/21/97/Barclays/$472 million/5.89%/8/21/97
    7/30/97/Barclays/$17 million/5.85%/8/29/97
    8/21/97/Barclays/$472 million/5.84%/9/22/97
    8/29/97/Barclays/$17 million/5.83%/9/29/97
    9/22/97/Barclays/$472 million/5.86%/10/22/97
    9/29/97/Barclays/$17 million/5.86%/10/29/97

3. Information with respect to borrowings or reborrowings by Cinergy under the $200 Million Barclays Credit Agreement during the Third Quarter 1997:

    Borrowing Date/Lender(s)/ Amount/Annual Interest Rate/Maturity

    7/3/97/Barclays/$48 million/5.89%/8/4/97
    7/14/97/Barclays/$3 million/5.89%/8/14/97
    7/21/97/Barclays/$5 million/5.89%/8/21/97
    7/30/97/Barclays/$3 million/5.85%/8/29/97
    8/4/97/Barclays/$48 million/5.83%/9/4/97
    8/14/97/Barclays/$4 million/5.85%/9/15/97
    8/21/97/Barclays/$11 million/5.84%/9/22/97
    9/4/97/Barclays/$49 million/5.86%/10/6/97
    9/15/97/Barclays/$5 million/5.86%/10/15/97
    9/22/97/Barclays/$13 million/5.86%/10/22/97
    9/26/97/Barclays/$3 million/5.86%/10/24/97
    9/29/97/Barclays/$3 million/5.86%/10/24/97

4.  Cinergy did not issue any commercial paper during the Third Quarter
1997.

5.  No letters of credit were obtained by Cinergy during the Third
Quarter.

6. Cinergy made net open account advances to Cinergy Investments, Inc. during the Third Quarter 1997 totaling approximately $17 million and bearing annual interest rates between 5.50% and 6%.

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                           S I G N A T U R E

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 12, 1997

                                       CINERGY SERVICES, INC.


                                       By: /s/ William L. Sheafer
                                            Vice President and Treasurer

                               ENDNOTE

/1/ As previously reported, during the second calendar quarter of 1997, Cinergy amended a $600 million credit agreement with Barclays Bank PLC ("Barclays"). The original credit facility was comprised of two components, a $100 million general commitment and a $500 million acquisition commitment. The $100 million general commitment was replaced with a new $200 million revolving credit agreement with Barclays (the "$200 Million Barclays Credit Agreement") and the $500 million acquisition commitment was amended (the "$500 Million Barclays Credit Agreement").
Both agreements expire in May 2001.